SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2005

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

24 February 2005	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

PARTNER’S BOARD APPROVES SHARE BUY-BACK OFFER

NETANYA, Israel, February 24, 2005. Matav-Cable Systems Media Ltd. (Nasdaq & TASE: MATV) (hereinafter: “Matav”) announced today that further to the announcement by Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) (“Partner”) yesterday, Partner’s Board of Directors has approved the acceptance of the irrevocable offer by Elbit Ltd. (“Elbit”), Eurocom Communications Limited (“Eurocom”) and Polar Communications Limited (“Polar”) to sell all their 31.7 million Partner shares (approximately 17.2%) to Partner upon the terms described in Matav’s press release on February 8, 2005. Matav has the option to participate in the sale of Partner shares to Partner, in which case the number of Partner shares to be sold to Partner would increase to approximately 33.3 million shares. In the event that Matav does not exercise its option, then for a period of 90 days following the closing of such sale, Matav will have the option to sell approximately 5.7 million of its Partner shares to Elbit, Eurocom and Polar.

The offer is subject to Partner obtaining all corporate and regulatory consents and approvals required by law or Partner’s general license, including, among others, approval of Partner’s shareholders and the consent of the Israel’s Ministry of Communications. There is no assurance that the buyback transaction will be completed.

About Matav:

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s current investments include 5.3 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Matav’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including but not limited to (1) changes in technology and market requirements, (2) decline in demand for the company’s products, (3) inability to timely develop and introduce new technologies, products and applications, (4) loss of market share and pressure on pricing resulting from competition, (5) uncertainty as to the completion of acquisition of new businesses or operations and integration thereof with Matav’s business, and (6) the other risk factors detailed in Matav’s most recent annual report and other filings with the US Securities and Exchange Commission. Matav undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
Ori Gur Arieh, Counsel
Matav-Cable Systems Media Ltd.
Tel.: +972-9-860-2261

Ayelet Shiloni
Integrated Investor Relations
Tel.:+1-866-447-8633
Tel:+972 6883-336
ayelet@integratedir.com.